UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains of an ad hoc release issued by Deutsche Bank AG on September 15, 2016. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Ad-hoc Release | Frankfurt am Main, September 15, 2016

Deutsche Bank confirms negotiations with DoJ regarding RMBS

Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) confirms that it has commenced negotiations with the Department of Justice in the United States (“DoJ”) with a view to seeking to settle civil claims that the DoJ may consider in connection with the bank’s issuance and underwriting of residential mortgage-backed securities (RMBS) and related securitization activities between 2005 and 2007.

The bank confirms market speculation of an opening position by the DoJ of USD 14 billion and that the DoJ has invited the bank as the next step to submit a counter proposal.

Deutsche Bank has no intent to settle these potential civil claims anywhere near the number cited. The negotiations are only just beginning. The bank expects that they will lead to an outcome similar to those of peer banks which have settled at materially lower amounts.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: September 16, 2016
	By:	/s/ Peter Burrill

	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

3